September 21, 2011

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Retractable Technologies, Inc.
Schedule TO-I
Filed on September 12, 2011
File No. 005-82841

Dear Mr. Orlic:

The purpose of this letter is to respond, on behalf of Retractable Technologies, Inc. (the “Company”), to the Staff’s comments contained in your letter of September 15, 2011.  Your comments are shown in boldface type below and the Company’s responses follow.  The Company would be pleased to provide further clarification if necessary.

In accordance with the responses below, enclosed for your review is Amendment No. 1 to Schedule TO and its exhibits, including a Supplement to the Offer to Exchange.  The Company plans to file and mail these materials after it is informed that you have no further comments.

Terms of the Exchange Offer, page 10

1.              Please disclose the manner in which you will accept securities for payment.  See Item 1004(a)(1)(viii) of Regulation M-A.

The Company will instruct the Depositary to pay a Preferred Shareholder whose Preferred Stock has been properly tendered (and not subsequently withdrawn) in accordance with the procedure set forth in the section entitled Procedures for Participating in This Exchange Offer (How to Tender Preferred Stock) on pages 12-14 of Exhibit (a)(1)(A) to the Schedule TO-I (the “Offer to Exchange” or “Offering Memorandum”).

The Company will supplement its Offer to Exchange in the section entitled “Date of Payment” to provide clarification with respect to the manner in which the Company will accept securities for payment.

Conditions of This Exchange Offer, page 14

2.              We refer to the disclosure in the last paragraph of this section.  Please note that, when a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration.  Please confirm your understanding in your response letter.

We understand that when a condition is rendered incapable of satisfaction prior to the expiration date, the Company should promptly inform holders of how it intends to proceed, rather than wait until expiration.

David L. Orlic, Esq.

September 21, 2011

Expiration Date; Extensions; Amendments; Termination, page 15

3.              Language in the last paragraph on page 15 indicates that you can withdraw or terminate the offer based on your reasonable judgment.  The tender offer can only be withdrawn or terminated upon the occurrence or satisfaction of disclosed conditions, which must be based on objective criteria outside of the bidder’s control.  Please revise.

The offer can only be withdrawn or terminated upon the occurrence or satisfaction of the disclosed conditions set forth in the section entitled Conditions of this Exchange Offer on pages 14-15 of the Offer to Exchange.  The Company will supplement its Offer to Exchange to provide clarification.

Withdrawal Rights, page 16

4.              Please disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii).  See Item 1004(a)(1)(vi) of Regulation M-A.

The Company discloses the following in the section entitled Withdrawal Rights on page 16 of the Offer to Exchange:

If you elect to accept this Exchange Offer as to your Preferred Stock and later change your mind, you may withdraw your tendered Preferred Stock (beginning on the day of your tender) and reject this Exchange Offer at any time before the Expiration Date, by following the procedure described in this section. You may also withdraw your tendered Preferred Stock after the expiration of forty business days from the commencement of this Exchange Offer if we have not yet accepted your Preferred Stock for payment.

The Company will supplement its Offer to Exchange to specify that forty business days from the commencement of the Exchange Offer is November 4, 2011.  This date is also the Expiration Date, unless extended by the Company.

Effect of Unauthorized Offers, page 18

5.              You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law.  Refer to Section II.G.1 of SEC Release No. 34 58597 (September 19, 2008) for guidance.  Similar language appears on page iii.

The Company will supplement its Offer to Exchange in recognition of the fact that Rule 13e-4(f)(9)(2) is restricted to state law.

Capitalization, page 18

6.              Please provide pro forma information disclosing the effect of the exchange offer on your income statement, EPS, and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period, or disclose why you believe the pro forma effects are not material.  See 1010(b)(2) of Regulation M-A.  Please also address all of the pro forma balance sheet effects (e.g., decline in cash) in accordance with Item 1010(b)(1) of Regulation M-A.

The Company will supplement its Offer to Exchange to include the indicated pro forma financial information.

David L. Orlic, Esq.

September 21, 2011

ACKNOWLEDGMENT

In connection with its response to a comment letter dated September 15, 2011 from the United States Securities and Exchange Commission (the “Commission”) relating to its Schedule TO-I filed on September 12, 2011, Retractable Technologies, Inc. (the “Company”) hereby acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Retractable Technologies, Inc.

/s/ Douglas W. Cowan
Douglas W. Cowan
Vice President, Chief Financial Officer, and
Principal Accounting Officer

Enclosures

cc:   David L. Orlic, Esq.

via email and first class mail

with enclosures